POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

May 6, 2009

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	BMB Munai, Inc. Form 10-K for the Fiscal Year Ended March 31, 2008
Filed on June 16, 2008
Response letter files March 6, 2009
File No.: 1-33034

Dear Mr. Schwall:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMB Munai”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated April 9, 2009. Following are the Company’s responses to your comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

Marketing and Sales to Major Customers, page 8

1.	We note your response to prior comment 1. Please revise your disclosure to describe the material terms of your supply arrangement with Euro-Asian Oil.

The fourth paragraph under the heading “Marketing and Sales to Major Customers” on page 8 already provides some of the material terms of the Company’s supply arrangement with Euro-Asian Oil. The Company proposes to provide additional disclosure by revising the paragraph as follows:

“Our crude oil exports are transported via the Aktau sea port to world markets. Pursuant to our agreement with Euro-Asian Oil, delivery is FCA (Incoterms 2000) at the railway station in Mangishlak. The oil is shipped via railway cars provided by Euro-Asian Oil. The volume and sales price are determined on a monthly basis, with all payments being coverd by an irrevocable standby letter of credit opened through a first-class international bank. Sales price is based on the average quoted Brent crude oil price from Platt's Crude Oil Marketwire for the three days following the bill of lading date less a discount for transportation expenses, freight charges and other expenses. The quality of crude oil supplied must meet minimum quality specifications.

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Mr. H. Roger Schwall
May 6, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

2.	We note your response to prior comment 2. Please expand the proposed disclosure to specify the amounts of environmental payments paid for the years ended March 31, 2008 and March 31, 2007.

The Company proposes to revise the third bullet point of the third paragraph of its disclosure under the heading “General and Administrative Expenses”on page 36 to clarify that the “environmental payments” was for the flaring of natural gas:

“a 208% increase in taxes from environmental payments for flaring of increased volumes of unused natural gas resulting from increased production. The amount of the environmental payments totaled to $984,542 and $222,414 in the years ended March 31, 2008 and March 31, 2007, respectively; and”

Exhibits, page 69

3.

We note your response to our prior comment 13. Please supplementally provide us with your amended exhibit index. We note that the index should include the document that evinces your supply arrangement with Euro-Asian Oil, your main customer.

Following please find our proposed amended exhibit index, which includes the document that evinces our supply arrangement with Euro-Asian Oil (Exhibit 10.11):

Exhibit No.	Exhibit Description

2.1	Certificate of Merger dated February 15, 1994(1)
2.2	Plan and Agreement of Merger dated February 15, 1994(2)
2.3	Plan and Agreement of Merger(7)
3.1	Certificate of Incorporation of AU ‘N AUG dated February 15, 1994(1)
3.2	Certificate of Amendment to Certificate of Incorporation of AU ‘N AUG dated April 11, 1994(1)
3.3	Certificate of Amendment to Certificate of Incorporation of InterUnion Financial Corporation dated October 17, 1994(1)
3.4	Amended Certificate of Incorporation(8)
3.5	Articles of Incorporation of BMB Munai, Inc.(13)
3.6	Amendment to Articles of Incorporation of BMB Munai, Inc.(16)
3.7	Bylaws of InterUnion Financial Corporation(1)
3.8	Amended By-Laws(11)
3.9	By-Laws of BMB Munai, Inc. (as amended through January 13, 2005)(13)
3.10	By-Laws of BMB Munai, Inc. (as amended through June 23, 2006)(16)
3.11	Certificate of Amendment of By-Laws of BMB Munai, Inc. (as amended through March 26, 2008) (22)
4.1	Instruments Defining the Rights of Security Holders Including Indentures(2)
4.2	BMB Munai, Inc. 2004 Stock Incentive Plan(12)
4.3	Registration Rights Agreement dated December 2005(15)
4.4	Trust Deed Relating to U.S. $60,000,000 5.0 per cent Convertible Notes due 2012(19)
4.5	Registration Rights Agreement dated July 13, 2007(19)
4.6	Paying and Conversion Agency Agreement dated July 13, 2007(19)

Mr. H. Roger Schwall
May 6, 2009

4.7	Form of 5.0% Convertible Notes due 2012(19)
4.8	Indenture dated September 19, 2007(20)
4.9	Form of 5.0% Convertible Senior Note due 2012(20)
4.10	BMB Munai, Inc. 2009 Equity Incentive Plan(23)
10.1	ITM Software Development Agreement(2)
10.2	Letter of Understanding dated November 30, 1995(2)
10.3	Investment Management Agreement dated December 20, 1995(3)
10.4	Agreement between Havensight Holdings Ltd. and InterUnion Financial Corporation dated January 19, 1995(3)
10.5	Letter of Understanding dated September 26, 1996(4)
10.6	Letter Agreement dated January 7, 1997(4)
10.7	Amendment to Letter of Understanding dated April 16, 1997(5)
10.8	Services Agreement dated July 5, 2002(6)
10.9	Agency Agreement dated November 26, 2003(7)
10.10	Share Purchase and Sale Agreement dated May 24, 2004(9)
10.11	Contract #EO-EAO/30-12 for the Sales and Purchase of Crude Oil between Emir Oil LLP and Euro-Asian Oil AG*
10.12	Contract for Carrying Out Exploration of Hydrocarbon Resources*
10.13	Addendum No. 1 to Contract for Carrying Out Exploration of Hydrocarbon Resources*
10.14	Addendum No. 2 to Contract for Carrying Out Exploration of Hydrocarbon Resources*
10.15	Addendum No. 3 to Contract for Carrying Out Exploration of Hydrocarbon Resources(14)
10.16	Addendum No. 4 to Contract for Carrying Out Exploration of Hydrocarbon Resources*
10.17	Form Restricted Stock Agreement of BMB Munai, Inc. dated March 30, 2007 (17)
10.18	Form Employment Agreement(18)
10.19	Placement Agreement dated July 13, 2007(19)
10.20	Indenture dated September 19, 2007(20)
10.21	Consulting Agreement dated November 19, 2007(21)
10.22	Addendum No. 5 to Contract for Carrying Out Exploration of Hydrocarbon Resources(24)
10.23	Addendum to Contract #EO-EAO/30-12 Between Emir Oil LLP and Euro-Asian Oil AG*
10.24	Form Restricted Stock Agreement of BMB Munai, Inc. dated July 17, 2008 (25)
10.25	Employment Agreement – Leonard Stillman(25)
10.26	Revised Consulting Agreement dated September 16, 2008(26)
10.27	Addendum No. 6 to Contract for Carrying Out Exploration of Hydrocarbon Resources (27)
10.28	Addendum No. 7 to Contract for Carrying Out Exploration of Hydrocarbon Resources (28)
12.1	Computation of Earnings to Fixed Charges(29)
14.1	Code of Ethics(10)
21.1	Subsidiaries(29)
23.1	Consent of Chapman Petroleum Engineering Ltd., Independent Petroleum Engineers*
23.2	Consent of Hansen, Barnett & Maxwell, P.C., Independent Registered Public Accounting Firm*
23.3	Consent of BDO Kazakhstanaudit, LLP Independent Registered Public Accounting Firm*

Mr. H. Roger Schwall
May 6, 2009

31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
32.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith.

(1) Incorporated by reference to the Registration Statement of the Registrant on Form 10-SB filed with the Commission on August 7, 1996.

(2) Incorporated by reference to the Amended Registration Statement of the Registrant on Form 10-SB/A filed with the Commission on November 14, 1996.

(3) Incorporated by reference to the Amended Registration Statement of the Registrant on Form 10-SB/A filed with the Commission on March 31, 1997.

(4) Incorporated by reference to the Amended Registration Statement of the Registrant on Form 10-SB/A filed with the Commission on April 15, 1997.

(5) Incorporated by reference to Registrant’s Annual Report on Form 10-KSB filed with the Commission on June 20, 1997.

(6) Incorporated by reference to the Registration Statement of the Registrant on S-8 filed with the Commission on August 30, 2002.

(7) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on December 11, 2003.

(8) Incorporated by reference to Registrant’s Quarterly Report on Form 10-QSB filed with the Commission on February 20, 2004.

(9) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on May 25, 2004.

(10) Incorporated by reference to Registrant’s Annual Report on Form 10-KSB filed with the Commission on June 29, 2004.

(11) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on September 3, 2004.

(12) Incorporated by reference to Registrant’s Definitive Proxy Statement on Schedule 14A filed with the Commission on September 20, 2004.

(13) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on January 18, 2005.

(14) Incorporated by reference to Registrant’s Quarterly Report on Form 10-QSB filed with the Commission on February 14, 2005.

(15) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on December 29, 2005.

(16) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on June 26, 2006.

(17) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on April 5, 2007.

(18) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on April 12, 2007.

(19) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on July 19, 2007.

(20) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on September 25, 2007.

(21) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on November 21, 2007.

(22) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on April 1, 2008.

(23) Incorporated by reference to Registrant’s Revised Definitive Proxy Statement on Schedule 14A filed with the Commission on June 23, 2008.

(24) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on June 25, 2008.

Mr. H. Roger Schwall
May 6, 2009

(25) Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 11, 2008.

(26) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on September 16, 2008.

(27) Incorporated by reference to Registrant’s Current Report on Form 8-K filed with the Commission on October 21, 2008.

(28) Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on February 6, 2009.

(29) Incorporated by reference to Registrant’s Annual Report on Form 10-KSB filed with the Commission on June 16, 2008.

Financial Statements

Note 14 – Share and Additional Paid In Capital

Common Stock Grants, page F-29

4.

We note your response to prior comment 21 in our letter dated February 12, 2009. Please explain to us further why you believe that it is appropriate to include shares that are contingently issuable in your calculation of basic earnings per share (“EPS”). SFAS 128, paragraph 10, states that contingently issuable shares shall be considered outstanding and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied. Thus it appears that prior to the anticipated vesting requirement being met in July 2009, the shares would be included in diluted EPS only. We note your consideration of the fact that recipients have voting rights and can participate as stockholders. Please provide the authoritative guidance you relied upon to support your inclusion of these shares in the basic EPS calculation based upon these criteria.

Mr. H. Roger Schwall
May 6, 2009

The Company agrees with your comment that it is appropriate to include shares that are contingently issuable in the diluted earnings per share calculation. However, during the initial consideration for the accounting of this transaction, the Company was unable to locate specific guidance in SFAS 121 that relates to this particular issue. In lieu of specific guidance, the Company’s decision to include the shares as part of basic EPS was based on conservatism, as the inclusion of these shares in the basic calculation actually decreased the basic EPS amount. The exclusion of these shares from the basic EPS calculation would result in an immaterial increase in basic EPS of $0.01 (from $0.71 to $0.72) and an associated decrease in diluted EPS of $0.01 (from $0.70 to $0.69). Due to the immaterial nature of the suggested change, the Company proposes not to amend the March 31, 2008 financial statements, but will exclude these shares from the calculation of basic EPS in the financial statements for the year ended March 31, 2009.

Note 21 - Significant Fourth Quarter Adjustments, page F-39

5.

Your response to prior comment number 22 indicates that you had a change in estimate during the fourth quarter of fiscal year 2008 was primarily caused by a change in tax laws and regulations. Please address the following additional comments with respect to your response:

•

Clarify when the tax laws changed which allowed you to offset taxable income with capital expenditures. Specify the date the law was enacted and how you determined that you revised your tax rate in the appropriate quarter pursuant to paragraph 8 of FASB Interpretation No. 18 (“FIN 18”).

•	Explain how estimating your effective tax rate based on the prior year rate complies with paragraphs 7 through 9 of FIN 18.
•	Explain the impact that the change in the tax law had on your effective rate.
•

Explain the other causes for the change in your effective tax rate; that is, please clarify any other adjustments that you recorded in the fourth quarter of fiscal year 2008 that impacted your income tax expense for the year.

Following additional investigation into the factors that resulted in the change to deferred income tax expense during the fourth fiscal quarter 2008 and in light of the guidance provided in FIN 18, the Company believes, consistent with the Commission’s earlier comment 22, that the change to deferred income tax expense during the fourth fiscal quarter 2008 was, in fact, a correction of an error which would require restatement, rather than a change in accounting estimate. The Company believes, however, that amending the quarterly reports for the first three fiscal quarters of 2008 is unnecessary, and that such amendments would be of little benefit to the market and investors for the following reasons:

Mr. H. Roger Schwall
May 6, 2009

•

none of the periods in question will appear for comparative purposes, or otherwise, in the quarterly reports of the Company going forward. The Company’s next quarterly report will be for the quarter ended June 30, 2009. That report will include interim financial statements for the quarters ended June 30, 2009 and 2008. It will not present comparative numbers for the quarter ended June 30, 2007, nor will subsequent quarterly reports present the comparative numbers for the quarters in question;

•

the quarterly reports in question actually understate net income and earnings per share because the Company was recording an unnecessary tax expense during the periods in question. Amending those statements would have no value to the market or investors now; and

•

the Company believes the filing of amended reports to correct an error in the calculation of deferred income tax expense during prior year fiscal quarters may create confusion in the market and among investors rather than provide greater clarity.

For the foregoing reasons, the Company proposes to address this issue prospectively rather than amend its quarterly reports for the quarters ended June 30, September 30 and December 31, 2007.

The Company does propose to amend the disclosure in Note 20 “Quarterly Financial Data (unaudited)” on page F-38 of the annual report as follows:

	Fiscal year ended March 31, 2008
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008

Revenues	$ 11,580,958	$ 12,764,397	$ 16,832,612	$ 19,018,659
Income from operations	5,831,452	6,606,045	9,456,235	8,126,355
Net income	5,409,688	7,480,413	9,856,062	8,864,400
Basic net income per share	0.12	0.17	0.22	0.20
Diluted net income per share	$ 0.12	$ 0.17	$ 0.22	$ 0.20

The Company also proposes to amend the disclosures of the annual report by removing Note 21 “Significant Fourth Quarter Adjustments” on page F-39.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/ Richard T. Ludlow
Richard T. Ludlow
Attorney at Law